Pheton Holdings Ltd

December 22, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pheton Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed December 8, 2023
File No. 333-274944

Ladies and Gentlemen:

This letter is in response to the letter dated December 19, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Pheton Holdings Ltd (the “Company,” “we,” and “our”) regarding the above-mentioned Registration Statement on Form F-1 filed on December 8, 2023. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to the Registration Statement on Form F-1

General

1. We note your response to prior comment 2 and reissue it in part. We note that your revised disclosure in the latest amendment still does not address language referencing "common law based" legal systems rather than "more developed" legal systems. Please fully restore your disclosure in this area to the disclosure as it existed in the registration statement as of July 7, 2023.

Response: In response to the Staff’s comment, we have restored the relevant disclosures on pages 17 of Amendment No. 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Nudrat Salik, Terence O’Brien, Jessica Ansart and Lauren Nguyen, Securities and Exchange Commission
Ying Li, Esq., Hunter Taubman Fischer & Li LLC